SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

Report Regarding Subsidiary Inclusion

Woori Bank (China) Limited (“Woori Bank (China)”) has been included as a second-tier subsidiary of Woori Finance Holdings Co. as of October 26, 2007.

Key Details:

•	Name of Company: Woori Bank (China) Limited

•	Business Type: Banking

•	Summary Financial Information of Woori Bank (China):

		(unit: Won in millions)
Total Assets	Total Liabilities	Shareholder’s Equity	Capital
294,336	—	294,336	294,336

•	Reason for Inclusion: Establishment of subsidiary in China by Woori Bank, a wholly owned subsidiary of Woori Finance Holdings

•	Date of Inclusion: October 26, 2007

•	Number of subsidiaries of Woori Finance Holdings before inclusion of Woori Bank (China): 25

•	Number of subsidiaries of Woori Finance Holdings after inclusion of Woori Bank (China): 26

•	Other Information

-	Woori Bank (China) is a wholly-owned subsidiary of Woori Bank. Woori Bank’s existing branches in China will be converted into branches of Woori Bank (China).

-	According to local regulation, the establishment date, October 26, 2007, is the day Woori Bank (China) received operation approval from the Chinese State Administration for Industry and Commerce. The establishment date is different from the actual business starting date.

-	Capital of Woori Bank (China), RMB 2.4 billion, has been translated at the foreign exchange rate on the establishment date, October 26, 2007. (RMB 1 = KRW 122.64, Bank of Korea rate)

-	Financial information, including assets and liabilities, is subject to change as Woori Bank’s existing Chinese operations are converted into branches of Woori Bank (China).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: October 29, 2007	By:	/s/ Byung-Ho Park
(Signature)

	Name:	Byung-Ho Park
	Title:	Managing Director